Exhibit 99.1

6701 Center Drive West, Suite 480 Los Angeles, CA 90045 www.versussystems.com

FOR IMMEDIATE RELEASE

Versus Systems to Power Fan Engagement for Multiple NHL Teams as 2021-2022 Hockey Season Starts

Versus will use a combination of professional services and its new interactive and rewards platform to manage fan engagement

LOS ANGELES, October 14, 2021 -- Versus Systems Inc. (“Versus” or the “Company”) (Nasdaq: VS) announced today that the company is partnering with 11 teams from the National Hockey League to power these teams’ engagement with their millions of fans around the globe as the new 2021-2022 NHL season kicks off this week. Versus will use a combination of professional services and its new interactive and rewards platform to manage fan engagement for each NHL team as the company expands its value proposition for partners. Versus will also be adding additional teams over the course of the season.

The Versus Systems business model has historically been focused on its professional services capabilities, with its deep expertise in bespoke software development and industry-leading live event production. While professional services continues to grow with new partnerships, the company has now expanded its offerings in two ways: software licensing/subscriptions and advertising revenue sharing.

Software licensing and subscriptions, the fastest growing part of the company, enables teams, leagues, and other live event partners to use the Versus interactive and rewards platform to engage with and reward their audiences, in venue or at home.

The advertising revenue share allows brands, agencies, and sponsors to place their products, offers, and rewards inside Versus-enabled interactive content. Versus shares the revenues from these sponsorships and rewards with its content partners, teams, leagues, and others.

“We are excited by the updates to the Versus Systems business model and our product offerings. We look forward to bringing new value to our growing list of partners, including multiple teams in the NHL. Versus excels in delivering an exceptional fan engagement experience through its professional services team. Through software licensing and advertising revenue sharing, we can empower our partners to further enhance their relationships with their fans,” said Matthew Pierce, Founder and CEO of Versus Systems.

About Versus Systems

Versus Systems Inc. has developed a proprietary prizing and promotions engine that allows publishers, developers, and creators of streaming media, live events, broadcast TV, games, apps, and other content to offer real world prizes inside their content. Audiences can choose from among the offered prizes and then complete in-game or in-app challenges to win the prizes.  The Versus platform can be integrated into streaming media, TV, mobile, console, and PC games, as well as mobile apps. For more information, please visit www.versussystems.com or visit the official Versus Systems YouTube channel.

Investor Contact:

Cody Slach and Sophie Pearson

Gateway Investor Relations

949-574-3860

IR@versussystems.com

or

press@versussystems.com

Disclaimer for Forward-Looking Information

This news release contains certain forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. All statements, other than statements of historical fact, are forward looking statements and are based on expectations, estimates and projections as at the date of this news release. Any statement that involves discussions with respect to predictions, expectations, beliefs, plans, projections, objectives, assumptions, future events or performance (often but not always using phrases such as "expects", or "does not expect", "is expected", "anticipates" or "does not anticipate", "plans", "budget", "scheduled", "forecasts", "estimates", "believes" or "intends" or variations of such words and phrases or stating that certain actions, events or results "may" or "could", "would", "might" or "will" be taken to occur or be achieved) are not statements of historical fact and may be forward looking statements. These forward-looking statements are based on reasonable assumptions and estimates of management of the Company at the time such statements were made. Actual future results may differ materially as forward-looking statements involve known and unknown risks, uncertainties and other factors which may cause the actual results, performance or achievements of the Company to materially differ from any future results, performance or achievements expressed or implied by such forward-looking statements. Although the forward-looking statements contained in this news release are based upon what management of the Company believes, or believed at the time, to be reasonable assumptions, the Company cannot assure shareholders that actual results will be consistent with such forward-looking statements, as there may be other factors that cause results not to be as anticipated, estimated or intended. Accordingly, readers should not place undue reliance on forward-looking statements and information. There can be no assurance that forward-looking information, or the material factors or assumptions used to develop such forward-looking information, will prove to be accurate. The Company does not undertake any obligations to release publicly any revisions for updating any voluntary forward-looking statements, except as required by applicable law.